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06004610

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION FEB 28 2006 WASH. D.C. 213

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SEC FILE NUMBER
8- 65913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skandia Securities Americas, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Corporate Drive Suite 144
(No. and Street)

Shelton (City) CT (State) 06484 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Marcum 203-926-7750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

55 Long Wharf Drive (Address) New Haven (City) CT (State) 06511 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Marcum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skandia Securities Americas Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER N. LOPES
NOTARY PUBLIC
My Commission Expires Feb. 23, 20__

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKANDIA SECURITIES AMERICAS, INC.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year ended December 31, 2005

SKANDIA SECURITIES AMERICAS, INC.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Phone 203-787-8600
Fax 203-787-8604
Web www.uhy-us.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholder
Skandia Securities Americas, Inc.

We have audited the accompanying statement of financial condition of Skandia Securities Americas, Inc., a wholly-owned subsidiary of Skandia American Corporation, as of December 31, 2005 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skandia Securities Americas, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

New Haven, Connecticut
January 27, 2006

SKANDIA SECURITIES AMERICAS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	120,090
Prepaid fees		5,573
Due from affiliate		406,717
	$	532,380

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued accounting fees	$	20,000
Accrued audit fees		22,946
Total liabilities		42,946
SHAREHOLDER'S EQUITY		
Common stock, $0.01 par value; authorized 1,000 shares, issued and outstanding 100 shares		1
Additional paid in capital		92,678
Retained Earnings		396,755
		489,434
	$	532,380

See notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2005

Revenue	
Revenue	$ 466,717
Expenses	
Professional fees	31,096
Regulatory fees	3,130
Other operating expenses	25
Total expenses	34,251
Net Income	$ 432,466

See notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2005

	Total	Common Stock	Additional Paid in Capital	Retained Earnings Accumulated (Deficit)
SHAREHOLDER'S EQUITY, December 31, 2004	$ 34,289	$ 1	$ 69,999	$ (35,711)
Capital contributions	22,679		22,679	-
Net income	432,466	-	-	432,466
SHAREHOLDER'S EQUITY, December 31, 2005	$ 489,434	$ 1	$ 92,678	$ 396,755

See notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2005

OPERATING ACTIVITIES	
Net income	$ 432,466
Adjustments to reconcile net income to net cash provided by operating activities:	
Prepaid expenses	(1,710)
Due from affiliate	(406,717)
Accrued accounting fees	15,650
Accrued audit fees	15,286
Net cash provided by operating activities	54,975
FINANCING ACTIVITIES	
Contribution of capital	5,000
Net cash provided by financing activities	5,000
NET INCREASE IN CASH	59,975
CASH AND CASH EQUIVALENTS, Beginning	60,115
CASH AND CASH EQUIVALENTS, End	$ 120,090

SUPPLEMENTAL NONCASH FINANCING ACTIVITIES

Noncash contribution of capital from forgiveness of due to affiliate	$ 17,679

See notes to financial statements.

NOTE 1 — OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Skandia Securities Americas, Inc., (the Company) is a wholly owned subsidiary of Skandia America Corporation (the Parent). The Company was incorporated in the state of Delaware on February 4, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the National Association of Securities Dealers, Inc. (the NASD). The Company acts as an introducing broker with respect to foreign securities transactions under the management of Skandia Global Funds PLC (SGF PLC), a related party.

The Company clears all transactions through Citibank International PLC (Citibank). Citibank also serves as the custodian for SGF PLC.

Significant Accounting Policies

Revenue Recognition

On January 24, 2006, the Company entered into a revenue sharing agreement, effective January 1, 2005, whereby it became an apportioned sub-distributor for Skandia Global Funds (SGF) and became one of two apportioned distributors for Skandia Fund Management (Ireland) Limited (SFMI). The net margin on SGF business is split between the manager, SFMI, and the distributors. SFMI retains a level of basis points reflecting its margin on the funds under management. The retention contributes towards SFMI's costs and provides for a profit margin which results in a margin payable to the distributor. The distributor's margin on the Americas and NRA channel is as follows:

A Share Class	6.0 basis points
B Share Class	75.5 basis points
C Share Class	26.9 basis points

The Company has introduced approximately $509,000,000 of assets to Skandia Global Funds PLC as of December 31, 2005, compared to $140,000,000 introduced as of December 31, 2004.

Cash and Cash Equivalents and Credit Risk

For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

NOTE 1 — OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company has deposits in one financial institution. Financial institutions insure deposits with the FDIC up to $100,000 for each depositor. Cash deposited at such institutions is often in excess of the insured limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company files its federal and state income tax returns with its Parent.

NOTE 2 — NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6 2/3 percent of aggregate indebtedness, as defined, or $25,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had a net capital of $77,144, which represented an excess of $52,144 on the minimum net capital requirement of $25,000.

NOTE 3 — RELATED PARTY TRANSACTIONS

On October 15, 2003, the Company entered an expense sharing agreement with Skandia Technology Center, Inc. (STC), an affiliated company. Under the agreement, STC is responsible for all of the Company's general and administrative expenses, except for certain registration, filing and professional fees that are paid directly by the Company. The agreement also provides that STC provide the Company with the use of certain office equipment, office space and administrative staff.

UHY LLP
Certified Public Accountants

Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Phone 203-787-8600
Fax 203-787-8604
Web www.uhy-us.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Shareholder
Skandia Securities Americas, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Skandia Securities Americas, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities and Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New Haven, Connecticut
January 27, 2006

SKANDIA SECURITIES AMERICAS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2005

CREDITS	
Shareholder's equity	$ 489,434
DEBITS	
Nonallowable assets	
Prepaid NASD fees	5,573
Accrued fees income from related party	406,717
Total debits	412,290
Net capital before haircuts on security positions	77,144
HAIRCUTS ON SECURITY POSITIONS	-
Net capital	77,144
MINIMUM NET CAPITAL REQUIREMENT - the greater of 6 2/3 percent of aggregate indebtedness of $42,946, or $25,000	25,000
Excess net capital	$ 52,144
AGGREGATE INDEBTEDNESS	
Amounts payable to affiliate	$ 22,946
Accrued expenses	20,000
Total	42,946
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	55.67%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part IIA of Form X-17A-5 as of December 31, 2005 which was filed on January 27, 2005):	
Net capital, as reported in Company's part IIA (unaudited) FOCUS report	$ 77,144
Audit adjustments	-
Increase in other deductions and/or charges	-
Net capital, per above	$ 77,144

SKANDIA SECURITIES AMERICAS, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
December 31, 2005

The Partnership is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.